Exhibit 99.2

Shareholder motions All counter motions and proposals for election on specific items on the agenda are to be addressed to

Fresenius Medical Care AG & Co. KGaA -Investor Relations- Else-Kröner-Straße 1 61352 Bad Homburg v. d. H. Germany

(Telefax: +49 (0)6172-609-2301)

or via email to: ir@fmc-ag.com

We will publish motions and electoral proposals
made by shareholders that must be made
accessible and are submitted to one of the
aforementioned addresses by the end of the day
on April 26, 2010 (24:00 hours CET) on the Web
at http://www.fmc-ag.com/AGM2010.htm

WO# 72358
▼ FOLD AND DETACH HERE ▼

Please mark your votes as indicated in this example	☒

		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	Presentation of the annual financial statements and consolidated group financial statements each approved by the Supervisory Board, the management reports for Fresenius Medical Care AG & Co. KGaA and the consolidated group, the report by the General Partner with regard to the information pursuant to Sections 289 (4), 315 (4) German Commercial Code and the report of the Supervisory Board of the Fresenius Medical Care AG & Co. KGaA for the fiscal year 2009; resolution on the approval of the annual financial statements of Fresenius Medical Care AG & Co. KGaA for the fiscal year 2009				5.	Resolution on the approval of the system of remuneration of the Management Board members of the General Partner	☐	☐	☐

		☐	☐	☐	6.	Election of the auditors and consolidated group auditors for the fiscal year 2010	☐	☐	☐

					7.
Resolution on the cancellation of the existing and the creation of new authorised capitals, on the exclusion of pre-emption rights and the amendment of Article 4 (3) and of Article 4 (4) of the Articles of Association of the Company
							☐	☐	☐

2.	Resolution on the allocation of distributable profit	☐	☐	☐	8.	Resolution on the amendments to the Articles of Association for the adaptation of amendments to the German Stock Corporation Act	☐	☐	☐

3.	Resolution on the approval of the actions of the General Partner	☐	☐	☐	9.	Resolution(s) added upon shareholder request pursuant to Section 122 II German Stock Corporation Act (Aktiengesetz), if any	☐	☐	☐

4.	Resolution on the approval of the actions of the members of the Supervisory Board	☐	☐	☐
    Note: According to Section 122 II German Stock Corporation Act, shareholders might under certain circumstances request the addition of agenda items. The deadline for filing such a request is April 10, 2010. You can view the current version of the agenda here: http://www.fmc-ag.com/AGM2010.htm
This will allow you to ascertain whether or not any agenda items have been added at all.
Alternatively, if you do not have access to the Internet, you may wish to call 1800-555-2470 in order to request a hard copy of the revised agenda (if applicable).

RESTRICTED SCAN LINE AREA	Mark Here for Address Change or Comments SEE REVERSE	☐

Signature	Signature	Date
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▼ FOLD AND DETACH HERE ▼

FRESENIUS MEDICAL CARE AG & Co. KGaA

Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. New York City time on April 30, 2010)

The undersigned registered holder of one or more American Depositary Receipts (“Receipts”) of Fresenius Medical Care AG & Co. KGaA (the “Company”) representing ordinary shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to vote or cause to be voted in accordance with the instructions marked on the reverse side hereof, the number of ordinary shares of the Company represented by such Receipt(s) registered in the name of the undersigned on the books of the Depositary as of the close of business on April 1, 2010, at the Annual General Meeting of Shareholders of Fresenius Medical Care AG & Co. KGaA to be held on May 11, 2010, in respect of the agenda items specified in the accompanying invitation.

          The Custodian has recommended that ordinary shares be voted “FOR” each of the resolutions #1 to 8 set forth in the accompanying invitation. As for agenda item #9 (only applicable in case of agenda additions pursuant to Section 122 II German Stock Corporation Act), the Depositary shall not vote or attempt to exercise the voting right attached to the shares or other deposited securities other than in accordance with the specific voting instruction from an Owner prior to the Instruction Date. As provided in the Receipts, if no specific voting instruction is received from an Owner prior to the Instruction Date, that Owner shall be deemed to have instructed the Depositary to give a proxy to the Custodian, which will act as the proxy bank in accordance with Section 135 of the German Stock Corporation Act (Aktiengesetz), to vote in accordance with the Recommendation with regard to voting of the Shares pursuant to Section 135 (3) of the German Stock Corporation Act (Aktiengesetz) as to any matter concerning which the notice from the Company indicates that a vote is to be taken by holders of shares.

Address Change/Comments (Mark the corresponding box on the reverse side)	BNY MELLON SHAREOWNER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249

(Continued and to be marked, dated and signed, on the other side)
WO# 72358